Exhibit 99.1

MYT Netherlands Parent B.V. (“Mytheresa”) receives final regulatory clearance to acquire YOOX NET-A-PORTER (“YNAP”) from Richemont, with closing planned for 23 April 2025

11 April 2025 – Today, Mytheresa (NYSE:MYTE) received the unconditional merger control clearance from the European Commission for the acquisition of YNAP from Richemont (SWX:CFR), through its subsidiary Richemont Italia Holding S.P.A.. Mytheresa and Richemont have now received all other necessary approvals from regulatory authorities and plan to close the transaction on 23 April 2025.

On 7 October 2024, Mytheresa and Richemont signed binding agreements for the acquisition by Mytheresa of 100% of the share capital of YNAP from Richemont, aiming to build a leading global multi-brand digital luxury group. The receipt of all necessary regulatory approvals is the final step for the completion of the transaction. Under the umbrella of “LuxExperience B.V.”, which the combined company will be named following the acquisition, the brands Mytheresa, NET-A-PORTER, MR PORTER, YOOX and THE OUTNET will offer highly curated and strongly differentiated selections of the most prestigious brands for luxury customers with unprecedented reach and relevance.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are truly excited to have received all required regulatory clearances to finalize the acquisition of YOOX NET-A-PORTER. We will become one of the leading global, digital luxury platforms for true luxury enthusiasts through having multiple, highly distinguished storefronts, all under the umbrella of LuxExperience. We will generate significant synergies by using a joint back-of-house platform, but most importantly because we will have one of the most relevant overall value propositions for global luxury shoppers and brands. Today marks a significant milestone in our success story as we enter a new and exciting phase for both Mytheresa and all YNAP brands, which is expected to create significant value for our customers, brand partners and shareholders.”

Martin Beer, Chief Financial Officer of Mytheresa, added: “The acquisition of YNAP fulfills Mytheresa´s ambition to build a leading online luxury group worth around 3 billion Euros GMV per annum. In the medium term, our goal for LuxExperience will be to grow to a 4 billion Euros GMV per annum business with >8% Adj. EBITDA margin. While the consolidation of YNAP will initially dilute our EBITDA margin at group level we are uniquely prepared to achieve a fundamental transformation and return the YNAP businesses to profitability. The restructuring is expected to take 24 to 36 months and is well funded with a net cash position of 555 million Euros at closing. We will fully leverage Mytheresa’s operational excellence, proprietary technology and proven ability to execute large-scale projects.”

Johann Rupert, Chairman of Richemont, said: “We look forward to LuxExperience’s future success, as the receipt of this clearance paves the way for both the Mytheresa and YNAP teams, their brand partners and customers alike to fully benefit from the enhanced value propositions and expanded global reach offered by the combined businesses.”

At transaction closing, Mytheresa will issue new shares to Richemont representing 33% of Mytheresa’s fully diluted share capital after issuance of the consideration shares. At the same time, Richemont will sell YNAP with a cash position of €555m and no financial debt to Mytheresa, which will become YNAP’s sole shareholder. Richemont will also provide a 6-year €100m revolving credit facility to YNAP. Upon transaction closing, Burkhart Grund, Chief Financial Officer of Richemont, will join Mytheresa Supervisory Board as new Board member.

Mytheresa, NET-A-PORTER and MR PORTER will continue to offer differentiated, but complementary, multi-brand offering for luxury customers. The three individual store brands will maintain their own brand’s identities while sharing central infrastructure resources jointly. At the same time, the off-price division, consisting of YOOX and THE OUTNET, will be separated from the luxury division for a much simpler and more efficient operating model.

With regulatory clearance received, Mytheresa and Richemont will now move forward with the final steps required to complete the transaction. A further announcement will be made at transaction closing. Further details on integration plans will be shared in due course.

Forward looking statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this press release are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this press release are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the proposed transaction; the expected timing and likelihood of completion of the proposed transaction with Richemont; the risk that the remaining conditions to closing the proposed transaction may not be satisfied in a timely manner or at all; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

About non-IFRS financial measures and operating metrics

Adjusted EBITDA margin is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

About Mytheresa

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported € 913.6 million GMV in fiscal year 2024 (+7% vs. FY23). For more information, please visit https://investors.mytheresa.com/.

“LuxExperience” will be the trade name for LuxExperience B.V. a Dutch company with limited liability, upon completion of the renaming of MYT Netherlands Parent B.V.

About Richemont

At Richemont, we craft the future. Our unique portfolio includes prestigious Maisons distinguished by their craftsmanship and creativity. Richemont’s ambition is to nurture its Maisons and businesses and enable them to grow and prosper in a responsible, sustainable manner over the long term.

Richemont operates in three business areas: Jewellery Maisons with Buccellati, Cartier, Van Cleef & Arpels and Vhernier; Specialist Watchmakers with A. Lange & Söhne, Baume & Mercier, IWC Schaffhausen, Jaeger-LeCoultre, Panerai, Piaget, Roger Dubuis and Vacheron Constantin; and Other, primarily Fashion & Accessories Maisons with Alaïa, Chloé, Delvaux, dunhill, G/FORE, Gianvito Rossi, Montblanc, Peter Millar, Purdey, Serapian as well as Watchfinder & Co. In addition, Richemont operates NET-A-PORTER, MR PORTER, THE OUTNET, YOOX and the OFS division. Find out more at https://www.richemont.com/.

Richemont ‘A’ shares are listed on the SIX Swiss Exchange, Richemont’s primary listing, and are included in the Swiss Market Index (‘SMI’) of leading stocks. The ‘A’ shares are also traded on the Johannesburg Stock Exchange (JSE), Richemont’s secondary listing.

About YOOX NET-A-PORTER (YNAP)

YNAP is a world leading online luxury and fashion retailer, with a distinctive offering including multi-brand in-season online stores NET-A-PORTER and MR PORTER, and multi-brand off-season online stores YOOX and THE OUTNET.

Uniquely positioned in the high growth online luxury sector, YNAP has a client base of c.4 million high-spending customers and over 900 million visitors worldwide. The Group has offices and operations in the United States, Europe, Middle East, Japan, mainland China and Hong Kong SAR, China. It delivers to over 170 countries around the world.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Media Contacts for business press BOC Consult GmbH Ruediger Assion mobile: +49 176 2424 7691 email: ruediger.assion@boc-consult.com

Richemont Contacts

Investor / analyst enquiries: +41 22 721 30 03; investor.relations@cfrinfo.net

Media enquiries: +41 22 721 35 07; pressoffice@cfrinfo.net; richemont@teneo.com

Source: MYT Netherlands Parent B.V.